May 23, 2025

Glen Messina
President and Chief Executive Officer
Onity Group Inc.
1661 Worthington Road, Suite 100
West Palm Beach, FL 33409

       Re: Onity Group Inc.
           Registration Statement on Form S-3
           Filed May 12, 2025
           File No. 333-287172
Dear Glen Messina:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. We note your disclosure that, "the Series B Preferred Stock is not listed or quoted on any stock exchange or any nationally recognized trading system and no market currently exists for the Series B Preferred Stock." Please revise your cover page to indicate the offering price of the Series B Preferred Stock, or otherwise indicate how you are complying with the requirements of Item 501(b)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 May 23, 2025
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Envall at 202-551-3234 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance